Exhibit 99.1

Genius Group Board appoints Kevin Malone as Board Advisor.

SINGAPORE, June 30, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it has appointed Kevin Malone as an advisor to the Board. Mr. Malone brings experience advising companies and investors on fighting market manipulation, together with over 40 years of family experience in wealth management

Kevin Malone is the CEO and President of Malone Wealth, a Registered Investment Advisory Firm, managing a range of investments in companies focused at AI, Web3 and exponential technology. He also founded the Malone Wealth Charitable Fund with a mission to empower the next generation with essential financial knowledge by integrating personal finance education into the U.S. education system.

Mr. Malone has built a reputation advocating for fair markets and fighting against market manipulation. He has invested in multiple companies led by management teams taking legal action against alleged market manipulation, including in Genius Group from January 2023, when the Company announced the commencement of legal actions and preventative measures to protect its shareholders.

As the Company prepares to file its lawsuit for alleged market manipulation including naked short selling and spoofing, it has appointed Mr. Malone to provide his expertise and strategies to the board, and to work together with the Company’s team of lawyers and data analysts both prior to and following the filing.

Mr. Malone said “In 2021, when multiple brokerages removed the buy button on GameStop, Wall Street stole millions of dollars of my client’s money from them. That moment changed my trajectory forever. I committed to becoming a fiduciary who actively fights against market corruption. This is what every single advisor who says they are a fiduciary should be doing”.

“Over the last two months after joining Quantum, I saw the same thing occur again, this time with multiple brokerages removing the buy button on Genius, Quantum, and multiple other companies. Genius has been building evidence for its lawsuit for 30 months now, and now that they are getting ready to file it is shocking to see this kind of behaviour against the company and its investors. However, much has changed over the years, with better data collection, data analysis, legal precedents and tools available to pinpoint and prosecute market manipulators. I’m excited to be working with Genius and now is the time to make a stand.

To align himself with his commitment to shareholder advocacy and long-term value creation, Mr. Malone has elected to take his compensation for this advisory role entirely in the form of Genius Group shares. “I’ve always believed in putting skin in the game,” said Mr. Malone. “By taking equity instead of cash, I’m aligning myself directly with the current and future shareholders. I’m here to stand with the retail investors from the $GME $QNTM, $BBBY, $MMTLP, and $AMC communities who’ve been pushing for transparency and accountability across the markets. Genius is preparing to take meaningful legal action, and I want to be fully invested in supporting that mission from the inside. This is about long-term commitment, accountability, and driving change where it’s needed most.”

Genius Group CEO, Roger Hamilton, said “I’m pleased to welcome Mr. Malone to the Genius team. Not only does he have extensive experience and expertise to offer our board, he also shares our passion for education. His charity focus on financial education is fully aligned with Genius Group’s mission of empowering humanity through education. That includes company board members, who should be aware of the potential misconduct taking place in the trading of their shares, and the measures they can take to protect their shareholders. Mr. Malone has already been a great help in this regard, and we look forward to working with him.”

About Genius Group

Genius Group (NYSE: GNS) is an AI powered education group with a Bitcoin-first treasury, delivering education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

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Contact Genius Group: investor@geniusgroup.ai